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                                                                Exhibit 11(c)(4)

                              EMPLOYEE TERM SHEET


1. Each of Larry King, Frank Gallagher and Gerald Mercadante agrees to enter into a new service agreement with Coach USA, Inc. ("Coach") or one of its subsidiaries for a fixed term of 3 years from closing; thereafter the notice periods in the existing contracts will apply subject to a maximum of one year.

2. Larry King will, following closing, be appointed as a director of Stagecoach Holdings plc ("Stagecoach") subject to the articles of association of Stagecoach and the rules of London Stock Exchange.

3. The terms of the new service agreements will be on the same overall terms as the existing service contracts of those individuals except where changes are reasonably required to conform with the principles of corporate governance to which Stagecoach is subject and to remove any provisions which are, in the reasonable opinion of Stagecoach, inappropriate for a London listed company of the size and nature of Stagecoach.

4. Larry King, Frank Gallagher, Gerald Mercadante and John Mercadante (the "Investors") agree that as soon as reasonably practicable taking into account the London Stock Exchange Code on directors dealings and insider dealing legislation in the UK, they will invest between them in aggregate US$9 million in the purchase of Stagecoach ordinary shares.

5. For a period of one year from purchase, the Investors will not be permitted to dispose of the shares acquired by them. This will be subject to customary exceptions to be negotiated. At the end of three years from closing, each Investor will be entitled to receive one new ordinary Stagecoach share for each 10 ordinary shares purchased under paragraph 4 above then held. This entitlement will be subject to the relevant Investor continuing to be employed by Coach, except where prior termination by the employer was without cause and subject to appropriate performance criteria being achieved. These arrangements will be subject to the required approval of Stagecoach shareholders being obtained.

6. Stagecoach intends that senior executives of Coach will be entitled to participate in the existing Stagecoach executive share option scheme or an appropriate equivalent phantom option scheme arrangement.

7.   Existing underwater options will be cancelled.

8. For an executive who is entitled to terminate his contract on a change of control and to receive a lump sum payment:

     (i) if the executive terminates his employment within a period of three years from the date of the change of control, he will be entitled to receive the termination payment which would have been due had the contract been terminated upon

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            the change of control together with interest on that sum for the period from the date of the change of control to the date of termination at a rate equivalent to the retail bank rate.

     (ii) if the executive terminates his employment at any time following the 3 year period above, the executive will be entitled to an amount calculated on the basis of (i) above or to receive a cash payment equal to the number of Stagecoach shares which, at the market price prevailing on the date of the change of control, could have been purchased with the relevant termination payment had the contract been terminated upon the change of control, multiplied by the market price of Stagecoach shares prevailing on the date of termination of the employment, whichever of the two (2) amounts described above is the greater amount.

Each of the signatories hereto and Stagecoach agree that this term sheet is a statement of mutual intent for the purpose of aiding negotiation, and remains subject to the negotiation of other material terms and the negotiation and execution of definitive service agreements. The signatories hereto agree to negotiate definitive service agreements on the basis of the terms herein in good faith.

/s/ Larry King
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Larry King

/s/ Frank Gallagher
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Frank Gallagher

/s/ Gerald Mercadante
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Gerald Mercadante

/s/ John Mercadante
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John Mercadante